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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                       For Period Ended: October 31, 1997



                               V BAND CORPORATION
                              (Name of Registrant)



                      565 Taxter Street, Elmsford, NY 10523
                     (Address of Principal Executive Office)




                                     0-13284
                            (Commission File Number)



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                Nothing in this form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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                       Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K, 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion therof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed period. (Attach extra sheets if needed)



         V Band Corporation (the "Company") experienced a substantial loss for the fourth quarter of fiscal year 1997 and for the fiscal year ended October 31, 1997. As a result of these losses, the Company is not in compliance with the financial covenants set forth in the Company's Credit Facility with National Bank of Canada. The Company requested on January 20, 1998 that its breach of the financial covenants be waived and that the financial covenants be amended in a manner to permit the Company to satisfy them in the future. The National Bank of Canada has not yet provided a response to the Company's request for a waiver and amendment. The Bank's response to the Company's request could have a material impact on the disclosures required in the Company's Form 10-K

















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                          Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Mark Hahn                                           (914) 789-5000
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         (2)  Have all other periodic reports required under Section 13 or 15(d)
              of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes [X]                   No [ ]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In fiscal 1996, the Company reported net income of $27,000. In fiscal 1997, the Company will report a loss in excess of $6 million.

                               V Band Corporation

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January  ,  1998                  By:     /s/Mark Hahn
                                         ---------------------------------------
                                         Name:   Mark Hahn
                                         Title:  Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form








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